Exhibit 99.1

NEWS RELEASE

Endeavour Silver Discovers Two New High Grade Silver-Gold Veins
Adjacent to Lucero Vein at the Guanajuato Mine, Guanajuato, Mexico
________________________________________________________________

Vancouver, Canada – November 2, 2010 - Endeavour Silver Corp. (TSX: EDR; NYSE-Amex: EXK; DB-Frankfurt: EJD) announces that exploration drilling south of the Bolanitos mine, part of Endeavour’s Guanajuato Mines project in Guanajuato State, Mexico, has discovered two new high grade, silver-gold veins, called the Karina and Fernanda veins, in the footwall of the Lucero vein.

Recent drilling highlights include 421 grams per tonne (gpt) silver and 3.56 gpt gold over a 2.03 meter (m) true width (18.0 oz per ton (opT) silver equivalents over 6.7 feet) in the Karina vein within hole KA-10A; 290 gpt silver and 7.74 gpt gold over a 0.87 m true width (20.9 opT silver equivalents over 2.9 ft) in the Fernanda vein within hole KA-3; and 472 gpt silver and 5.78 gpt gold over a 3.38 m true width (23.0 opT silver equivalents over 11.1 ft) in the Lucero vein within hole LC-27.  Silver equivalents based on the current 55:1 silver:gold ratio.

A plan map and longitudinal sections for these drill holes can be found on the Endeavour website:
http://www.edrsilver.com/s/maps.asp

KARINA - FERNANDA & LUCERO DRILL RESULTS

Hole	Vein	From	Core Length	True Width	Ag	Au
		(m)	(m)	(m)	(g/t)	(g/t)
LC-5	Karina	237.50	1.40	1.32	222	0.76
LC-14	Karina	292.40	1.75	1.50	270	3.88
LC-26	Other	286.75	0.85	0.72	187	8.51
	Lucero	335.90	3.00	2.82	81	3.47
LC-27	Lucero	179.45	6.75	3.38	472	5.78
	Incl	180.55	0.75	0.38	1,140	23.90
LC-28	Lucero	150.50	1.15	0.58	268	4.57
LC-32	Karina	270.35	3.40	2.94	166	1.92
LC-34	Karina	186.55	1.55	1.40	330	1.59
KA-1	Karina	95.15	0.75	0.74	224	3.28
	Fernanda	122.30	0.50	0.21	389	2.42
KA-2	Karina	129.30	4.70	3.60	144	2.81
KA-3	Fernanda	151.50	1.15	0.87	290	7.74
	Other	168.35	0.40	0.31	56	11.65
KA-4	Karina	164.50	4.20	3.18	167	1.53
	Incl	167.75	0.30	0.22	1,120	1.86
	Fernanda	201.85	0.50	0.45	602	1.63
KA-8	Karina	158.15	1.95	1.85	113	3.28
	Fernanda	174.35	0.95	0.73	74	6.93

KA-9	Karina	190.65	5.40	4.68	183	2.23
	Incl	190.65	0.50	0.43	470	3.30
KA-10	Karina	172.4	2.40	1.92	356	4.03
	Incl	172.4	0.50	0.40	426	4.42
KA-10A	Karina	169.35	2.65	2.03	421	3.56
	Incl	170.5	0.70	0.54	769	7.70
KA-11	Karina	140.1	0.90	0.77	159	1.85
	Fernanda	205.95	3.55	3.05	59	3.77
KA-13	Karina	93.65	3.60	2.76	193	5.11
	Incl	95.3	0.70	0.54	441	11.30
	Fernanda	157.15	1.40	1.07	246	5.54
KA-14	Karina	141.45	6.20	2.12	100	2.55

Barry Devlin, Vice President Exploration for Endeavour, commented: “We are thrilled that our exploration drilling at Guanajuato continues to uncover new veins carrying high grade, silver-gold mineralization over mineable widths.  The Karina and Fernanda veins tend to carry higher gold grades compared to Lucero vein, which was found in 2008 and is now in production.”

“Since the Karina and Fernanda vein discoveries lie parallel to and within 100 meters of the Lucero South mine now under development for production next year, our engineers are now planning to develop these two new veins as part of the Lucero South mine.  Drilling is continuing on the Karina and Fernanda veins and, we have moved another drill rig to north of the Bolanitos mine to test some attractive drill targets at the north end of the La Luz sub-district. As a result of our ongoing exploration successes, management is now considering a major mine and plant expansion for Guanajuato in 2011.”

Barry Devlin, M.Sc., P. Geo., Vice President Exploration, is the Qualified Person who reviewed this news release and supervised the drilling program at Guanajuato. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the Guanajuato field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

To view a video of Chairman Bradford Cooke and his commentary, click here: www.edrsilver.com/i/video/pressreleases/2010-11-02/Lucero_Vein_Discoveries.html

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of growing silver production and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford Cooke"

BRADFORD COOKE
Chairman and Chief Executive Officer

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2010 and 2011, silver and gold production, and timing and expenditures to develop new silver mines and mineralized zones. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.